

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2014

<u>Via E-mail</u>
George Giouroukos
Chief Executive Officer
Poseidon Containers Holdings Corp.
c/o Technomar Shipping Inc.
3-5 Menandron Street
14561, Kifissia
Athens, Greece

> **Re: Poseidon Containers Holdings Corp.**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted September 30, 2014**
> **CIK No. 1620944**

Dear Mr. Giouroukos:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please identify the lead underwriter in your next submission or explain why you are unable to do so. To the extent you do not identify the lead underwriter in your next submission, we may defer further review.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. Prior to printing and distribution please provide us with any artwork that you intend to use as part of the prospectus.

4. Please update the financial statements included in the filing pursuant to Item 8.A.5 of Form 20-F, as directed by Item 4.a of Form F-1. Also update the associated financial information in applicable sections of the filing as appropriate, for example, capitalization, dilution, MD&A and any applicable pro forma financial information that is presented.

5. It appears that pro forma financial information presented in accordance with Item 11 of Regulation S-X may be appropriate to reflect the effects of the following items disclosed in the filing that are to be entered into at or about the time of the completion of the offering:

   - Employment agreements with the CEO and certain other officers to be entered into.
   - New technical management agreement with Technomar.
   - Office space to be provided by Technomar.
   - New commercial management agreement with ConChart.
   - Debt to be incurred under the new senior secured credit facility to fund the acquisition cost of the Expansion Fleet.
   - Shares of common stock issued to acquire the Initial Fleet.

   Please advise and revise as appropriate. Include pro forma results and related per share amounts in summary and selected financial and operating data sections as appropriate.

Prospectus Summary, page 1

6. Consistent with your disclosure on page 23, please disclose in the summary that you will not escrow the proceeds from the offering and will not return the proceeds if you do not take delivery of one or more vessels.

The Company, page 1

7. We note the classification of your fleet as modern and that the average age of your combined initial fleet will be 9.7 years. Please clarify how the average age of your initial fleet compares with the industry average for comparable containership vessels.

8. Please revise to briefly explain the basis for your statement that liner companies are exhibiting a preference for slow-steaming, fuel-efficient, wide beam containerships.

9. In the second paragraph at the top of page 2 you disclose that you will acquire each of the vessels in your Initial Fleet concurrently with this offering through a share exchange agreement between you and PCH pursuant to which you will exchange your common shares for a 100% equity interest in the holding companies which own such vessels.

Please tell us and disclose the number of shares to be issued and the dollar amount of the acquisition. In so doing, explain to us and disclose the basis for how you determined the value of the vessels acquired and the per share value of the common stock to be issued. Since PCH is related to you, it appears that the dollar value of the vessels acquired will be equal to PCH's carrying value of the vessels. Please conform disclosure elsewhere in the filing for all of the preceding information where the acquisition of the Initial Fleet is discussed, as appropriate.

Management of Our Vessels, page 2

10. Please revise to disclose the total dollar amount you paid for the commercial, crewing and technical management of your fleet during the last audit period.

Experienced Management Team, page 4

11. Please provide balancing language to specify that your competitors, some of which are larger and have more financial resources, may also have strong relationships with the companies you would seek to do business with or from which you would acquire vessels. Please provide similar balancing language on page 5, wherein you state that management's relationships will provide you with an advantage in sourcing new deals.

Diversified, Modern Fleet, page 5

12. Please provide greater support for your statement that your fleet features enable you to capture premium charter rates and achieve high levels of employment in weak charter markets.

Our Corporate Structure, page 7

13. Please revise to include the percentage ownership for each entity shown in the diagram.

Common shares to be outstanding after this offering, page 10

14. Please clarify, if true, that the number of shares to be outstanding after the offering includes (i) shares issued to acquire the Initial Fleet and (ii) applicable shares issued in association with the new commercial arrangement with ConChart to be entered into, and the number of such shares associated with each. If this is not true, explain why it is not appropriate to include such shares here.

If our vessels call on ports located in countries that are subject to sanctions, page 21

15. You state that from time to time in the future, on your charterers' instructions, your vessels may call on ports in Cuba, Iran, Sudan and Syria, countries which are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please tell us whether your charter parties

contain or will contain provisions regarding your vessels operating in Cuba, Iran, Sudan or Syria and, if so, describe the provisions to us.

Our Chief Executive Officer and certain other officers, page 30

16. Please disclose any instances currently known where your directors and officers are holding positions with, or serving as directors or officers of, other companies.

Indebtedness under our credit facilities, page 34

17. Please revise to disclose the amounts outstanding under your credit facilities as of the most recently practicable date.

Capitalization, page 46

18. Please confirm to us that the table will include the effects of the common shares to be issued to acquire the Initial Fleet. If this is not true, please explain why it is appropriate to exclude such effect.

Reduced Emerging Growth Company Requirements, page 56

19. Please reconcile your disclosure here that you have elected to "opt out" of the extended transition period, with your disclosure on pages 38 and 39 wherein you disclose that you have elected to take advantage of the reduced report obligations.

Impairment of Long-lived Assets, page 57

20. We note that, in developing estimates of undiscounted future cash flows, management utilizes an estimated daily time charter equivalent for your vessels' unfixed and noncontracted days based on the most recent ten year's average historical one year time charter rates in addition to the current contracted time charter rates. Explain to us why you believe it is appropriate to use a 10 year average in developing the assumed rate and is representative of expected future rates relative to averages for shorter periods, especially in relation to actual rates for 2013 and 2014 in light of (i) the rates you experienced for 2013 were lower than those for 2012, (ii) containership values have decreased significantly since 2008 and have remained at depressed levels through the first half of 2014, (iii) rates in mid-2014 remain well below long term averages, (iv) many of your vessels are coming off charter in the near future and will be subject to rates existing at those times, and (v) you have a number of vessels more than 10 years old. Additionally, tell us how a sensitivity analysis using rates based on the most recent five and three year averages and the actual one year average rate for 2013 compares to your analysis performed using the 10 year average and the effect of such rates on your impairment conclusion.

<u>Liquidity and Capital Resources, page 62</u>

21. Please discuss (i) the reason for your negative working capital, (ii) its effect on your liquidity and operations, and (iii) how you manage the deficit.

<u>Contractual Obligations, page 66</u>

22. Please include in the table payments under the technical and commercial management agreements existing at December 31, 2013. Additionally, pursuant to instruction 7 to Item 303(B) of Regulation S-K, please disclose any expected material changes in contractual obligations associated with the applicable arrangements to be entered into indicated in the comment above for which pro forma financial information may be necessary.

<u>Vessel Acquisition, page 92</u>

23. Please disclose the dates in which you entered into the memorandum of understandings to acquire your expansion fleet and, to the extent not already disclosed in this section, briefly discuss the "certain conditions" that must be satisfied.

<u>Risk of Loss and Liability Insurance, page 105</u>

24. Revise to disclose here the amounts of your insurance coverage so that the disclosure will be useful to investors who may not know what you believe is adequate.

<u>Management, page 107</u>

25. We note that Mr. Giouroukos and your other officers may hold positions with other companies and that there will be no formal requirements for the allocation of time between your business and that of other companies. If possible, please disclose the approximate percentage of time that you expect each executive will allocate to your business. Please also disclose in their biographical information any other outside positions that are currently held by each officer.

<u>Commercial Management Agreement, page 111</u>

26. Please clarify if all commissions payable under the new agreement are payable in common shares, or only the commission of 1.00% in regard to vessels purchased and sold on your behalf. State the basis upon which the value and number of shares to be issued will be determined.

<u>Security Ownership of Certain Beneficial Owners and Management, page 116</u>

27. Please revise footnote 2 to the table to disclose the percentage ownership of your major shareholders if the over-allotment option is exercised in full.

Shares Eligible for Future Sale, page 121

28. We note your reference to registration rights and your cross reference to a subsection of Certain Relationships and Related Party Transactions related to a registration rights agreement, but we are unable to locate such subsection. Please revise accordingly and if there is a registration rights agreement please file it as an exhibit.

Exhibits, page II-3

29. Please revise the exhibit list to include all material contracts including your contract to acquire containerships, rights of first offer and refusal, form of new senior secured credit facility, and the memorandum of understanding you entered into to acquire your expansion fleet. In the alternative please explain why you are not required to do so.

30. Please confirm that you will file the employment agreements as exhibits once you enter into them with your officers.

You may contact Stephen Kim at (202) 551-3291 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: Via E-mail
        Gary J. Wolfe, Esq.
        Seward & Kissel L.L.P.